Filed by Goldman Sachs Middle Market Lending Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Goldman Sachs Middle Market Lending Corp.

Commission File No. 000-55746

Private Credit Group December 2019

Goldman Sachs BDC, Inc. and Goldman Sachs Middle Market Lending Corp. Announce Entrance into Merger Agreement

On December 9, 2019, Goldman Sachs BDC, Inc. (“GSBD”) held a conference call to discuss the transactions contemplated by the Agreement and Plan of Merger by and among Goldman Sachs Middle Market Lending Corp. (“MMLC”), Evergreen Merger Sub Inc. and Goldman Sachs Asset Management, L.P. (“GSAM”). The following information was discussed on the call:

Operator, Dennis

Good Morning. This is Dennis and I will be your conference facilitator today. I would like to welcome everyone to the GSBD and MMLC Merger Conference Call. Please note that all participants will be in listen only mode until the end of the call, when we will open up the line for questions.

I will now turn the call over to Ms. Katherine Schneider, Head of Investor Relations at Goldman Sachs BDC. Katherine, you may begin your conference.

Introduction: Katherine Schneider

Head of Investor Relations, Goldman Sachs BDC and Goldman Sachs Middle Market Lending Corp.

Thanks, Dennis. Good morning everyone. Before we begin today’s call, I would like to remind our listeners that today’s remarks may include forward-looking statements. These statements represent the Company’s belief regarding future events that, by their nature, are uncertain and outside of the Company’s control. The Company’s actual results and financial condition may differ, possibly materially, from what is indicated in those forward-looking statements as a result of a number of factors, including those described from time to time in the Company’s SEC filings. This audio cast is copyrighted material of Goldman Sachs BDC, Inc. and Goldman Sachs Middle Market Lending Corp. and may not be duplicated, reproduced, or rebroadcast without our consent.

This conference call is being recorded today, December 9, 2019, for replay purposes.

With that, I’ll now turn the call over to Brendan McGovern, Chief Executive Officer of Goldman Sachs BDC and Goldman Sachs Middle Market Lending Corp.

GSBD/MMLC Merger – Transcript as of December 9, 2019	Goldman Sachs Asset Management | 1

Brendan McGovern

President and CEO, Goldman Sachs BDC and Goldman Sachs Middle Market Lending Corp.

Good morning everyone, and thank you for joining us for this conference call. I am here today with Jon Yoder, our Chief Operating Officer and Jonathan Lamm, our Chief Financial Officer. This morning, we issued a press release announcing that Goldman Sachs, BDC Inc. has entered into a merger agreement with Goldman Sachs Middle Market Lending Corp, or MMLC. We also posted a presentation describing the transaction on our website at www.goldmansachsbdc.com, which we will refer to during our remarks.

On today’s call, I will describe the transaction and why we believe it is highly compelling for both GSBD and MMLC stockholders. I will then turn the call over to Jon Yoder to discuss the portfolio composition of the combined company and to remind shareholders of our ongoing investment strategy. Jonathan Lamm will then describe the timeline of the transaction and the process from here.

Before discussing the transaction, I’d like to provide some background on our long term capital formation strategy. We believe a strong and growing capital base is a pre-requisite for success in the private credit industry, as capital is key to ensuring ongoing access to attractive and diversified lending opportunities. However, there are many perils in growing the capital base of a publicly listed BDC. For example, in our observation, many BDCs that raise capital by frequently conducting follow on equity offerings have underperformed. In our view, this capital formation strategy puts a technical cap on the price of the stock, as investors come to expect follow on offerings, especially when shares are trading at a premium. Moreover, we believe this strategy leads to poor credit discipline as managers are forced to invest new capital quickly in order to generate the income needed to pay the dividend on the newly issued shares. Acquisitions are another way to grow the capital base, but pools of quality assets are difficult to find in today’s market and purchasing loans originated by another platform entails significant risk.

In lieu of these capital formation strategies, GSBD’s investment manager, GSAM, raised capital in private vehicles to pursue a common investment program with GSBD. GSAM also obtained an exemptive order from the SEC, enabling GSBD to co-invest in the same transactions as these other investment vehicles. As a result, GSBD has benefitted from investing side by side with large and vibrant pools of capital, but without the price drag of continuous follow-on equity offerings or the risk of acquiring assets originated by someone else. This strategy has allowed GSBD to maintain an optimal capitalization, leading to strong financial performance.

In total, GSBD and the other investment vehicles that participate in the common investment program have an aggregate asset capacity of approximately $9 billion, pro-forma for the Merger closing.

One of the GSAM investment vehicles participating in the co-investment program is MMLC. MMLC commenced operations in early 2017 and raised just over $1 billion in total equity capital commitments from a diversified group of investors. By the third quarter of this year, substantially all of the capital had been invested, or committed to be invested, into a portfolio that has approximately 93% overlap with GSBD’s portfolio. MMLC’s investors have enjoyed strong investment performance, including an annualized NII return on equity of over 8% since inception, and quarterly dividend payouts averaging 9% annualized.

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Credit performance in the vehicle has been strong, with 98.5% of the portfolio rated in the highest two categories of GSAM’s ratings systems and no investments on non-accrual status as of the end of the most recently completed quarter. Moreover, the gross IRR on investments that have been fully realized since inception is 13%. Jon will describe MMLC’s portfolio in more detail later, but suffice it to say that given the level of overlap with GSBD, we believe these are high quality assets that are very familiar to GSBD investors.

Let me now describe the key terms of the transaction. For those wishing to follow along in the presentation, please turn to slide 4. The transaction is a stock-for-stock merger whereby GSBD will issue 0.9939 of a GSBD share for each MMLC share outstanding. The combined company will continue to trade under the ticker GSBD. Since MMLC has the same investment strategy as GSBD and has been co-investing in nearly all of the same assets as GSBD since MMLC’s inception, the combination of these two companies will not result in any change to GSBD’s investment strategy going forward. Rather, this transaction simply grows GSBD’s capital base and delivers significant benefits that I will describe in a moment.

One item that I would like to highlight upfront is that GSAM is providing significant support to this transaction and has agreed to institute a variable cap on its incentive fees for the next 5 quarters, starting in Q4 2019 and lasting through Q4 2020. Specifically, the cap will reduce GSAM’s incentive fees during each of these 5 quarters if necessary to result in net investment income of at least $0.48 per share. The purpose of this structure is to provide stockholders with strong visibility into GSBD’s power to produce net investment income that significantly exceeds the $0.45 regular quarterly dividend, both during the pendency of the transaction and for a period following the expected closing of the transaction.

GSAM believes that providing this visibility is important because it recognizes that MMLC has a lower debt to equity ratio than GSBD because it was formed prior to the regulatory changes that now permit BDCs to maintain lower asset coverage ratios. GSAM expects to grow the balance sheet of the combined company following closing of the transaction and reach debt to equity ratios consistent with GSBD’s recent levels.

Given the high level of visibility that the variable incentive fee cap provides into producing net investment income that exceeds the dividend by at least $0.03 for each of the next 5 quarters, our Board of Directors has approved special dividends in an aggregate amount of $0.15 per share, payable in three equal $0.05 per share installments currently expected to begin at the end of 2020, subject to the timing of the closing of the merger. These special dividends are intended to pass along the benefit of GSAM’s variable incentive fee cap directly to our long term stockholders.

Now please turn to slide 6 of the presentation describing the key reasons why this transaction is so compelling. First, the merger is highly accretive to GSBD’s net asset value per share based on GSBD’s and MMLC’s respective NAVs as of September 30, 2019. Specifically, we expect the transaction to increase GSBD’s net asset value per share by approximately 5.5%. This accretion occurs because while GSBD is paying a premium to MMLC’s book value, it will issue those shares at a higher premium, based on the fixed exchange ratio. The difference between those two premiums results in accretion to GSBD’s NAV per share.

Slide 7 of the presentation describes this in detail. As you can see, GSBD’s NAV would increase by $0.93 per share based on the September 30, 2019 NAVs of GSBD and MMLC. While an increase in NAV in and of itself is attractive, it is also worth noting that GSBD has traded at an average premium to NAV of 15% since its IPO nearly 5 years ago. If the market continues to value GSBD’s shares consistent with this premium, then the increase in NAV per share would result in a commensurate increase in the market value for GSBD’s shares.

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Second, we expect the combination with MMLC to be accretive to net investment income per share, both in the short- and long-term as set forth on slide 8. In the short term, we expect accretion to NII to be delivered primarily by the variable cap on GSAM’s incentive fees as described earlier. Over the long term, we expect that the increased net asset value per share will allow us to grow the investment portfolio and add additional income producing assets to drive NII growth.

Third, we believe that the transaction results in an overall improvement in portfolio metrics. As detailed on slide 9, the yield on the portfolio at amortized cost increases by 56 bps, from 8.3% to 8.8%. The percentage of investments on non-accrual status is cut in half, from 1.4% to 0.7% at amortized cost. Although MMLC’s portfolio almost entirely overlaps with GSBD’s portfolio, these improvements reflect the fact that GSBD has certain investments that MMLC does not have. In particular, GSBD holds certain investments that were made prior to MMLC’s existence, as well as a number of investments that were brought on to its balance sheet after dissolution of GSBD’s joint venture vehicle earlier this year.

Fourth, the increased size and scale of GSBD resulting from this transaction would significantly improve access to institutional capital markets and investors. As a result of this transaction, GSBD would have a net asset value of approximately $1.6 billion based on the 9/30 NAVs and approximately $1.7 billion pro-forma for $83 million of unfunded MMLC investor capital commitments to be drawn, and a potential investment capacity of approximately $4 billion. Many BDC investors know that institutional investors are generally prohibited by regulation from owning more than 3% of a BDC’s outstanding shares in certain investment vehicles. Based on GSBD’s current market cap, this means that institutional investors generally can’t invest more than about $30 million into GSBD. We often hear institutional investors express frustration with this limit and many larger institutions decide it is not worth the effort to consider an investment in GSBD given the limited investment size. Since this transaction would more than double the size of GSBD, it would also more than double the size of the investment permitted by the so-called “3% rule” which we believe would result in greater appeal to a wider range of large institutional investors. This may also result in improved liquidity in GSBD’s stock.

The increased size and scale of GSBD would also result in greater access to institutional debt markets, particularly institutional unsecured bond financings. Generally, institutional investors prefer to invest in bond tranches of at least $300 million. This reflects the greater liquidity associated with a larger tranche size, which is aided by the fact that in order for a bond to be “index eligible” and therefore owned by more managers, the tranche size also needs to be $300 million. Moreover, most institutional bond investors prefer to invest in companies that are likely to be repeat issuers where the work that they do to follow the company can deliver additional investment opportunities over time. We believe that the combined company would be a much more attractive issuer to institutional bond investors as it would be expected to issue larger, potentially index-eligible tranches on an ongoing basis.

Finally, as I mentioned earlier, approximately 93% of MMLC’s investment portfolio overlaps with GSBD’s investment portfolio. This is a unique opportunity to acquire a portfolio that delivers the shareholder benefits that M&A transactions typically seek to achieve, including NAV and NII accretion, but without the due diligence risks of acquiring an unknown portfolio.

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Before I turn over the call to Jon, I want to discuss additional elements of the transaction structure that we think benefit shareholders. GSBD has enjoyed a premium valuation since going public nearly 5 years ago. We at GSAM believe this premium is a strategic asset to our firm and to our GSBD shareholders, and as such, we have taken great care to preserve it over the years. The structure of this transaction reflects the importance we place on this premium in a number of ways.

First, as we previously discussed, GSAM has instituted a variable incentive fee cap beginning in Q4 2019 and through the end of 2020. This incentive fee cap will reduce GSAM’s incentive fee during each of these five quarters if necessary to result in NII of $0.48 per share.

Second, and as I mentioned earlier, GSBD’s board of directors has approved a special dividend in an aggregate amount of $0.15 per share, payable in three equal installments currently expected to begin at the end of 2020, subject to the timing of the closing of the transaction. These special dividends are intended to pass along the benefit of GSAM’s variable incentive fee cap and reward long term share ownership.

Third, the shares issued in the transaction will be subject to a staggered lock-up that will expire in 3 increments, with one-third of the shares released from the lock-up 90 days after closing of the merger, another one-third released 180 days after closing of the merger, and the final one-third released 270 days after closing of the merger.

Fourth, as many of you know, GSBD currently has a 10b5-1 plan in place that authorizes the company to repurchase shares of its common stock if the market price is below GSBD’s most recently announced net asset value per share. Following the closing of the merger, GSBD is considering revisions to the 10b5-1 repurchase program plan. Among other things, the revisions may increase the size of the plan and may change the purchase price methodology to permit the repurchase of shares of common stock by GSBD above the most recently announced net asset value. We look forward to sharing more details on this repurchase as we move closer to the closing of the transaction.

We believe that the combination of these 4 initiatives will meaningfully aid in safeguarding GSBD’s premium valuation.

With that, let me turn it over to Jon Yoder to describe the combined company attributes in more detail.

Jon Yoder

Chief Operating Officer, Goldman Sachs BDC and Goldman Sachs Middle Market Lending Corp.

Thanks Brendan. I’ll begin by providing a bit more background on MMLC. We began raising capital for MMLC in the third quarter of 2016 and described to potential investors that MMLC’s investment strategy would be to participate in a common investment program alongside GSBD. MMLC’s shares were offered at book value and we believed that many investors would prefer to bear the illiquidity of an investment in MMLC in order to obtain access to our investment program without paying the premium to book value at which GSBD typically trades. Our goal was to raise $1 billion of equity capital from a highly diversified group of investors. We achieved this goal by the middle of 2017 after receiving commitments from more than 4,800 different investors with a median commitment size of $100,000. It was particularly important to us to reach this level of distribution because we expected that we might eventually pursue a transaction resulting in a public listing of MMLC, and we wanted to reduce the impact of selling decisions by single investors and avoid any long-term overhang on the stock that can occur when a stockholder with a large concentrated position decides to sell.

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MMLC commenced operations and began participating in the common investment program in January of 2017. As of September 30, 2019, MMLC had approximately $1.7 billion of total investments and commitments, 93% of which overlap with GSBD. There are only five portfolio companies in MMLC that are not in GSBD. These investments were originated at a moment in time when GSBD did not have the capacity for the investments and therefore was unable to participate in the loans.

The combination of MMLC and GSBD would more than double the size of the investment portfolio to over $3.2 billion based on total investments at fair value and commitments as of September 30, 2019. GSBD would become the sixth largest externally managed BDC by market capitalization based on GSBD’s last reported closing stock price. In addition to the benefits provided by increased size and scale, the transaction would also improve GSBD’s portfolio on a number of important metrics. Slide 9 sets forth a summary of the portfolio pro forma for the transaction. As Brendan mentioned, the yield at cost on GSBD’s portfolio would increase from 8.3% to 8.8% while the percentage of investments on non-accrual would be cut in half from 1.4% to 0.7% at cost. These improvements result from the fact that GSBD has certain investments that MMLC does not have, including investments that were made prior to MMLC’s existence and investments obtained upon dissolution of the Senior Credit Fund earlier this year. The transaction also has a positive impact on certain portfolio risk metrics. GSBD’s exposure to senior secured loans will increase by 3% from 92.5% to 95.7% of total investments. At the same time, the total number of single name exposures will increase by 5% from 102 to 107.

Weighted average leverage ratios would increase slightly from 5.4x to 5.7x while the weighted average interest coverage would decrease slightly from 2.4x to 2.3x. The median EBITDA of the portfolio companies would be nearly unchanged. The change to portfolio composition metrics would be similarly modest. As I mentioned, the percentage of assets invested in senior secured loans would increase from 92.5% to 95.7%. The mix of assets among first lien, first lien-last out and second lien exposures would be substantially unchanged.

Finally, I want to emphasize that GSBD’s investment strategy will not change as a result of this transaction. We will continue to focus on utilizing our proprietary network of relationships with private equity sponsors, high net worth families and entrepreneurs to directly originate senior secured loans to middle market sized borrowers.

I will now turn the call over to Jonathan to discuss the process and expected timeline of the transaction.

Jonathan Lamm

Chief Financial Officer, Goldman Sachs BDC and Goldman Sachs Middle Market Lending Corp.

Thanks Jon. In order to consummate the transaction, we intend to seek approval from the stakeholders of both GSBD and MMLC. We plan to file a preliminary joint proxy statement/prospectus with the SEC in the coming weeks. We are currently aiming to hold a stockholder meeting for each of GSBD and MMLC stockholders sometime in Q2 of 2020 to vote on the proposed merger. If we obtain approval from both shareholder bases, we would anticipate closing the transaction very soon thereafter. I will now pass the call back to Brendan for closing remarks.

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Brendan McGovern

President and CEO, Goldman Sachs BDC and Goldman Sachs Middle Market Lending Corp.

Thanks Jonathan. In sum, we believe this transaction represents a tremendous opportunity for our shareholders. The transaction will drive significant NAV accretion of approximately 5.5% based on the 9/30 NAVs, as well as NII accretion, both in the short term and over time. Finally, and as you would expect, we believe that the execution of the transaction will benefit from GSAM’s thoughtful stewardship. Again, we thank everybody for dialing in today and with that, Dennis, please open the line for questions.

Question & Answer

Operator

Ladies and gentlemen, we will now take a moment to compile the Q&A roster. If you would like to ask a question during this time, simply press star and then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key. If you’re asking a question and you were on a hands free unit or speaker phone, we would like to ask that you use the handset when asking your question. And your first question comes from the line of Robert Dodd with Raymond James. Please go ahead.

Robert James Dodd

Raymond James & Associates, Inc., Research Division

You lay out a pretty compelling case for the merger. So I’ve just got some housekeeping list. Will there be any special distributions around the time of or just ahead of the close related to spillover or tax payments that are required before the deal can close?

Jonathan Lamm

Chief Financial Officer, Goldman Sachs BDC and Goldman Sachs Middle Market Lending Corp.

So Robert, it’s Jonathan. On that for MMLC – currently, we have no spillover income, but obviously, between now and when the merger closes, to the extent that there is an over-earning of net investment income relative to what has been a guided $0.43 dividend payout we would have to make that distribution upon the closing of the merger. But as of right now, there is no spillover income.

Robert James Dodd

Raymond James & Associates, Inc., Research Division

And there’s no requirement on behalf of GSBD, obviously, it does have spillover?

Jonathan Lamm

Chief Financial Officer, Goldman Sachs BDC and Goldman Sachs Middle Market Lending Corp.

GSBD has spillover income, but that spillover income is retainable by GSBD. Upon the closing of the transaction, that spillover income, which has built up to $1.18 per share as of the end of Q3 would effectively reset itself to the extent that we’d now be, post-closing of the merger, paying out more dollars and, therefore, paying out those dollars more quickly. So it gives us the ability to spill over more income post the closing of the transaction to the extent that we have it.

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Robert James Dodd

Raymond James & Associates, Inc., Research Division

Got it. Got it. And then the other one, obviously, on a combined – there’s a lot of overlap between the portfolios and a lot of increased diversification. But can you give us any color about kind of post deal, presuming shareholders approve, which I suspect they will. Do you have any adjustments to target, position size or anything? Or would you like to increase portfolio diversification more as a result of this deal? Or is that the combined size, which obviously goes down a little bit, kind of in line with your longer-term targets?

Brendan McGovern

President and CEO, Goldman Sachs BDC and Goldman Sachs Middle Market Lending Corp.

Yes. So Robert, increasing portfolio diversification has been a goal of the management side, and you’ve seen that improvement, a pretty dramatic improvement over time for quite some time. If you compare, for example, just the number of portfolio companies we had at the time of IPO to now. There’s been probably close to a tripling of the number of investments, and that has resulted in a commensurate decrease in exposures for certainly both the top 10 as well as the individual companies. And so we do think increasing diversification will continue to be important on a go-forward basis. I don’t think you’ll see any dramatic change one way or another in those hold sizes versus what we’ve been doing, say, over the past 18 months or so. But our hope and expectation is that if we’re having this conversation a year from now, you will have seen further diversification benefits across the portfolio.

Robert James Dodd

Raymond James & Associates, Inc., Research Division

Got it. Got it.

Jon Yoder

Chief Operating Officer, Goldman Sachs BDC and Goldman Sachs Middle Market Lending Corp.

And Robert, just to add on to that. I mean I think as your capital base scales up, you can sort of do one of two things. You can continue to invest in the same type of company you’ve invested before from a size perspective or you can choose to deploy your larger capital base into larger companies. We don’t have any firm plans to go the latter route and said it’s because you heard from our prepared remarks, the median EBITDA size of our portfolio companies will be basically unchanged as a result of this transaction, and we’re going to continue to pursue the same investment strategy of middle market loans. And so just by the very nature of – as your capital base gets larger, but the size of the company you are financing stays the same, you would expect, again, over the long-term to have increased diversification. That being said, and, certainly Brendan is 100% correct that we’ve been operating with this capital base now for some time. So it’s not as though, post-closing of the merger, it will portend a big change, but I did want to point out that the increased capital base would not lead to dramatic changes in diversification, unless you were to change the size of the company that you’re going after, which we’re not.

Robert James Dodd

Raymond James & Associates, Inc., Research Division

Got it. Got it. And one more, if I can. Obviously, MMLC didn’t have the senior loan type funds to get collapsed into and GSBD did. And so that percentage of the mix, the lower yield, first lien vanilla loans, if I can call it that. That has obviously gone down. Is that new percentage of the mix? Is that kind of where it’s going to stay? Or would you expect the GSBD mix to be the target mix for that segment of the portfolio?

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Brendan McGovern

President and CEO, Goldman Sachs BDC and Goldman Sachs Middle Market Lending Corp.

Yes. I think, by what you heard us say on the last GSBD public conference call is that the strategy that the Senior Credit Fund within GSBD — what they’re pursuing, that benefited from off-balance sheet financing. As you know, one component of that off-balance sheet financing required a highly diversified portfolio. There was an element of those transactions, which were definitely middle market but more clubby in orientation. And so what you’ve heard us say is that over the next several quarters, we would actually expect those older Senior Credit Fund assets, many of which have lower yields, to rotate off of the balance sheet in favor of the typical GSBD type of direct origination.

Robert James Dodd

Raymond James & Associates, Inc., Research Division

Got it. So to kind of nail that because one of your points in the presentation on the call, obviously, is the combined entity will have 50 bps higher yield, and that’s based on the GSBD mix today. As that happens, there could be incrementally slightly more yield expansion even than that, correct?

Brendan McGovern

President and CEO, Goldman Sachs BDC and Goldman Sachs Middle Market Lending Corp.

Yes. So the increase that we referenced in the prepared remarks was, I think, 56 basis points is simply the math of putting the two investment portfolios together and accounting for the mix. And as we described, if you look at GSBD today, there are investments that were originated prior to the existence of MMLC, many of those have improving credit profile. Some of those have – are lower levered names and the like, then you’ve also got the Senior Credit Fund investments, which, as we described, are lower yield. So putting the two vehicles together improved the overall asset yield. There’s also a higher percentage of income-producing assets in MMLC. And so when we take that together, yes, I think as we look forward, the origination, you should expect to be consistent with what we’ve been doing across GSBD and MMLC directly over the past two years or so. And we think that this overall bodes well versus the yield trend in GSBD for a couple of quarters here.

Operator

Our next question is from the line of Finian O’Shea from Wells Fargo Securities.

Finian Patrick O’Shea

Wells Fargo Securities, LLC, Research Division

Congrats on the deal as well. Just a couple of follow-ons. Brendan, you mentioned expanding potentially your unsecured debt – cohort of your debt stack. Can you expand a bit on – is this growing the proportion of unsecured or just the absolute size in relation to the merger?

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Brendan McGovern

President and CEO, Goldman Sachs BDC and Goldman Sachs Middle Market Lending Corp.

Yes. So Fin, thanks for the question. If you look at GSBD stand-alone today, we’ve got the convertible bond, which is the only component of unsecured financing in the capitalization. And then if you look at MMLC, we financed MMLC with just a revolving credit facility. So when you simply combine the two vehicles out of the gate, we actually end up with a lower portion of financing from unsecured. As you’ve heard us talk about our expectations over time with the business, frankly, we’ve been looking at this potential combination as a catalyst to increase the mix of unsecured debt in our debt stack. We think that’s consistent with the investment-grade rating, having a more diversified pool of capital where we can ladder maturities and have just more financial flexibility. And as we’ve talked about, ironically, if you’re trying to issue more debt in that part of the market, it’s easier than if you’re trying to issue smaller tranche sizes. So we think by virtue of combining the vehicles, we’ll be able to increase the tranche size that we can issue. Again, potentially have laddered maturities and improve that overall funding mix. And so that is definitely what we expect to be doing directionally. Nothing to announce specifically today. But certainly, one of the benefits of this combination is being able to access that most efficient part of the unsecured capital markets which is that institutional bond market, and we’re looking forward to availing ourselves with that.

Finian Patrick O’Shea

Wells Fargo Securities, LLC, Research Division

Sure thank you. And then just a follow-on on your opening remarks on the capital base. I know you have talked about your remaining BDC vehicles being drawdown structures. Can you talk about the platform as a total capital perspective and the BDC perspective. What is right size in this environment in the long term? So would we I guess, to be more pointed, should we expect any growth in private SMA format or BDC format over the near intermediate term?

Brendan McGovern

President and CEO, Goldman Sachs BDC and Goldman Sachs Middle Market Lending Corp.

So I’ll take it back and I’m sure Jon has some thoughts here as well. I think one of the things you’ve heard us say consistently is if you’re going to be successful in private credit, you really do need a robust pool of capital in order to be a credible solutions provider to middle market borrowers. So as we sit here today, we think we’ve achieved that. We’ve got – we’re investing today out of pools of capital that when you consider the increase in leverage available to us for this combination, the total asset capacity aggregates to about $9 billion, which is quite nice scale. We would achieve that scale, as Jon Yoder described, without changing our investment strategy. We’re still staying quite true to the heart of the middle market. So sitting here today, we’ve got four BDCs. There’s obviously the two that we’ve spoken about today, which is GSBD and MMLC, we have two other private BDCs, which we call Private Middle Market Credit or PMMC. We have PMMC I, which was raised in 2016. We have basically called down all of our investor commitments there. And as we’re getting repayments, we’ll be in recycling capital to investors, and we’ve effectively replaced that pool of capital with PMMC II, where we received commitments for over $1 billion of new equity for that pool. There is a handful of institutional separate accounts alongside that as well. And so what we’re really trying to manage to is having, as I described, a vibrant pool of capital that we can tap into at all times in order to be a solutions provider, but without really stressing any one of those individual vehicles to the point where you’re either creating the drag that we described in terms of the capitalization of the public BDC or otherwise. And so I think, Fin, what you’ll see is us consistently responding to the opportunity set by raising reasonably sized pools of capital given the market opportunity.

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Jon Yoder

Chief Operating Officer, Goldman Sachs BDC and Goldman Sachs Middle Market Lending Corp.

And then if I could just – if I just add on to something there, I just want to emphasize something I, we have two other private BDCs but to emphasize what Brendan said, those vehicles are structured as traditional private funds, where there is a drawdown of capital to participate in the loan program, but then when the loans start to mature, we return the principal back to investors directly. So there is no ability, intent, plan, it simply can’t happen that those two vehicles would go public or do a merger or anything like that. And I think just to explain a little bit more. A lot of people, I think conventional wisdom would be that if you create a BDC, you must have some sort of intent to take it public or merge it or something. That is not necessarily the case with us. We have a global client base. And as it turns out, the BDC structure is the most, and we believe, the most tax-efficient structure for offshore and U.S. nontaxable investors, and so that’s why we structure our commingled funds with – in BDC format. It is not because there’s an expectation that we would take it public or do a merger. So I just want to make that clear that those other two vehicles are – you should think of them as more traditional private funds. And as Brendan mentioned, because they have a wind-down period, it means that in order to keep our capital base constant, we need to raise new vehicles from time to time to replace the capital that is being returned to investors as those earlier vintage of funds are winding down.

Operator

Your next question is from the line of Arren Cyganovich with Citigroup.

Arren Saul Cyganovich

Citigroup Inc, Research Division

Okay. I guess just following up on that last comment. The intention is not to continue to raise private BDCs and then acquire them via GSBD and raise your capital base that way?

Jon Yoder

Chief Operating Officer, Goldman Sachs BDC and Goldman Sachs Middle Market Lending Corp.

Well, I mean I think, look, we’re not sort of taking anything off the table. We’re simply saying that we don’t have any other private BDCs lined up here that are expected – that are expected to – that are able to do the same transaction. I mean Brendan kind of laid out at the outset, we think that this transaction structure is the best way to scale a capital base and deliver increasing NAV, deliver increased earnings power per share rather than, for example, doing follow-on equity offerings or doing M&A where you’re acquiring somebody else’s assets. So we certainly think that this is the most – the best way for a publicly traded BDC to, as I say, deliver benefits of NAV accretion and NII accretion without those negative externalities. So I wouldn’t say that we would never do it again, but we are saying that the other two vehicles we have will not be merging or otherwise going public. Those are designed to be traditional private funds.

Brendan McGovern

President and CEO, Goldman Sachs BDC and Goldman Sachs Middle Market Lending Corp.

And we could also say, Arren, that currently, we do not have anything in market, which is a private to public vehicle.

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Arren Saul Cyganovich

Citigroup Inc, Research Division

Okay, got it. And then in terms of the liquidity of the MMLC shareholders once they receive the shares of GSBD. How are you going to manage, the kind of selling pressure that’s going to be associated with that?

Jon Yoder

Chief Operating Officer, Goldman Sachs BDC and Goldman Sachs Middle Market Lending Corp.

Yes. No, no, good question. And listen, we anticipated that many investors or some investors at least might have this concern. And so as Brendan described, we took very special care to ensure that the transaction was structured with certain enhancements including the lockup that has the staggered release, the special distributions that are intended to reward long-term ownership and some of the potential enhancements to the existing 10b5-1 plan that Brendan mentioned. So – but look, I think it’s also worth reminding everyone that we have a very, what we think a very successful track record of bringing private vehicles public. GSBD itself started as a private vehicle that went public at a premium valuation back in 2015. And as we noted, it’s traded at an average premium to book value of over 15% since then. And the shareholder base of GSBD at the time of its IPO, actually has many similarities to MMLC’s current shareholder base. So like GSBD when it conducted its IPO, MMLC’s shareholder base is quite distributed, as I noted, and it has many relatively small investments from a large number of individual investors. And so look, we acknowledge that the conventional wisdom may be to prefer a concentrated investor base with a small number of large institutional investors. But our experience has taught us that a distributed investor base actually limits the impact of selling decisions by individual investors or single investors and avoids any long-term overhang that you can get when you’ve got, for example, a large institution, an LP, that decides it needs liquidity and it can take them weeks, months, even a year or longer to fully liquidate their position. And that – I mean all the while creates, they say, quite a bit of overhang on the stock. So in any event, but look, the bottom line is, as we learned from the IPO that we did of GSBD back in 2015, the reality is that investors, if you produce good returns for investors, if you produce attractive cash distributions, attractive NII, a stable and hopefully growing NAV, investors will stick with you. And we have no reason to think that there’ll be any difference here.

Arren Saul Cyganovich

Citigroup Inc, Research Division

Okay. And just lastly, how did you come up with the premium valuation for MMLC, and why should there be a premium on assets that you generally have already owned in the existing BDC and paying up for what you already have in portfolio. And I would think that if you paid less of a premium, you actually would get a better accretion, etcetera. But I was curious of how you came up with that?

Brendan McGovern

President and CEO, Goldman Sachs BDC and Goldman Sachs Middle Market Lending Corp.

Yes, I mean also, the starting point to remind folks of here is that we actually have two separate and distinct Boards for MMLC and GSBD. Those boards actually formed their own special committees, which was comprised entirely of the independent directors for each of those vehicles. So this was a truly, truly, truly arm’s length negotiation that took place over many weeks and months here. And I think the outcome here actually does quite an elegant job of a fair outcome, which, on the one hand, produces very significant NAV accretion for GSBD despite the fact that we’re paying a premium for the assets in MMLC. And I

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think if you’re on either side of that argument, you can make credible arguments why valuation should be one thing or another. So Arren, you’re describing that why should there be any premium here? Well, if you’re the – if you’re the MMLC board you would observe that the same manager with the same assets has a company whose shares traded at a 22% premium to NAV. And so I think why wouldn’t the outcome in that case be the shares trades that premium and at the same time, similar arguments on the other side, as to why a different price might be appropriate. I think when you take this in totality, inclusive of the fact that you’ve got a common manager and a common pool of assets here, when you look at the outcome of the transaction. Again, substantial, substantial NAV accretion, despite the fact that there’s a premium valuation paid, it really is a quite good win-win for both sets of constituents. And so we feel quite good about how the Boards have adjudicated this.

Operator

Once again, if you would like to ask a question, please press star then the number one on your telephone keypad. And at this time, there are no further questions. Please continue with any closing remarks.

Brendan McGovern

President and CEO, Goldman Sachs BDC and Goldman Sachs Middle Market Lending Corp.

Well, great, Dennis. Thank you again everyone for dialing in and for all of your questions and your support. If you do have additional questions, please do refer to our website, www.goldmansachsbdc.com, where there’s a detailed investor presentation. And of course, feel free to reach out directly to the team. Thank you, and have a great day.

Operator

Ladies and gentlemen, this does conclude the GSBD and MMLC merger conference call. Thank you for your participation. You may now disconnect.

Forward-Looking Statements

This communication may contain forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expect,” “anticipate,” “project,” “target,” “estimate,” “intend,” “continue,” or “believe” or the negatives thereof or other variations thereon or comparable terminology. You should read statements that contain these words carefully because they discuss our plans, strategies, prospects and expectations concerning our business, operating results, financial condition and other similar matters. These statements represent the Company’s belief regarding future events that, by their nature, are uncertain and outside of the Company’s control. There are likely to be events in the future, however, that we are not able to predict accurately or control. Any forward-looking statement made by us in this press release speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ, possibly materially from our expectations, include, but are not limited to, the ability of the parties to consummate the merger on the expected timeline, or at all, failure of GSBD or MMLC to obtain the requisite stockholder approval for the Proposals (as defined below) as set forth in the Proxy Statement (as defined below), the ability to realize the anticipated benefits of the merger, effects of disruption on the business of GSBD and MMLC from the proposed merger, the effect that the announcement or consummation of the merger may have on the trading price of GSBD’s common stock on the New York Stock Exchange, the combined company’s plans, expectations, objectives and intentions as a result of the

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merger, any decision by MMLC to pursue continued operations, any termination of the Merger Agreement, future operating results of GSBD or MMLC, the business prospects of GSBD and MMLC and the prospects of their portfolio companies, actual and potential conflicts of interests with GSAM and other affiliates of Goldman Sachs , general economic and political trends and other factors, the dependence of GSBD’s and MMLC’s future success on the general economy and its effect on the industries in which they invest; and future changes in laws or regulations and interpretations thereof, and the risks, uncertainties and other factors we identify in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in filings we make with the Securities and Exchange Commission (“SEC”), including those contained in the Proxy Statement, when such documents become available, and it is not possible for us to predict or identify all of them. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving GSBD and MMLC, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, each of GSBD and MMLC intend to file relevant materials with the SEC, including a registration statement on Form N-14, which will include a joint proxy statement of GSBD and MMLC and a prospectus of GSBD (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF EACH OF GSBD AND MMLC ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GSBD, MMLC, THE MERGER AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by GSBD, from GSBD’s website at http://www.GoldmanSachsBDC.com.

Participants in the Solicitation

GSBD and MMLC and their respective directors, executive officers and certain other members of management and employees of GSAM and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GSBD and MMLC in connection with the Proposals. Information about the directors and executive officers of GSBD is set forth in its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 21, 2019. Information about the directors and executive officers of MMLC is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 1, 2019 and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on September 11, 2019. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GSBD and MMLC stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.

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Goldman Sachs BDC, Inc.

Investor Contact: Katherine Schneider, 212-902-3122

Media Contact: Patrick Scanlan, 212-902-6164

Source: Goldman Sachs BDC, Inc.

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